

February 22, 2010

By facsimile to (414) 438-6957 and U.S. Mail

Mr. Frank M. Jaehnert
President and Chief Executive Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

Re: Brady Corporation
          Annual Report on Form 10-K for the fiscal year ended July 31, 2009
          Quarterly Report on Form 10-Q for the quarter ended October 31, 2009
          File No. 1-14959

Dear Mr. Jaehnert:

We have reviewed the filings referenced above and have the following comments. Where indicated, we think that you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K

Item 13. Certain Relationships and Related Transactions…, page 90

1.   We are unable to locate the information required by Item 404(b) of Regulation S-K. Please advise.

Exhibit Index

2.   We are unable to locate the exhibit to which footnote (10) relates. Please advise.

October 31, 2009 10-Q

Controls and Procedures, page 24

3.   We note the disclosure that Brady Corporation's principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective "in bringing to their attention on a timely basis material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act." This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that Brady Corporation's principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective in ensuring that the information the company must disclose in its filings is recorded, processed, summarized, and reported within the time periods specified by our rules and forms and that the information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, to allow timely decisions regarding required disclosure. Please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.   Further, please revise the first sentence of this section in future filings to reflect the complete definition of disclosure controls and procedures.

Closing

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in its filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions regarding our comments.

Very truly yours,

Pamela A. Long
Assistance Director